As filed with the Securities and Exchange Commission on August 9, 2010.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

SKYPE S.À.R.L.

(To be renamed Skype S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Luxembourg

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of Skype S.à.r.l.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$356.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2010 among Skype S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Skype S.A. and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 9, 2010.

Legal entity created by the agreement for the issuance of depositary shares representing  ordinary shares of Skype S.à.r.l.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title:   Vice President

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Pursuant to the requirements of the Securities Act of 1933, Skype S.à r.l. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Luxembourg, on the 9th day of August, 2010.

Skype S.à r.l.

By:

/s/ Josh Silverman

         Name: Josh Silverman

Title:  Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENT that each person whose signature appears below constitutes and appoints Adrian T. Dillon, Neal D. Goldman and Robert Miller, and each of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement, and any registration statement (including exhibits thereto and other documents in connection therewith) filed by the registrant under Securities and Exchange Commission Rule 462(b) of the Securities Act of 1933 which relates to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 9th day of August, 2010.

Signature		Title

/s/ Josh Silverman		Chief Executive Officer and Director (Principal Executive Officer)
Josh Silverman

/s/ Adrian T. Dillon		Chief Financial Officer (Principal Accounting and Financial Officer)
Adrian T. Dillon

/s/ Miles Flint		Director
Miles Flint

/s/ Jim Davidson		Director
Jim Davidson

/s/ Egon Durban		Director
Egon Durban

/s/ Charlie Giancarlo		Director
Charlie Giancarlo

/s/ Simon Patterson		Director
Simon Patterson

/s/ John Donahoe		Director
John Donahoe

/s/ Robert H. Swan		Director
Robert H. Swan

/s/ Nicholas Staheyeff		Director
Nicholas Staheyeff

/s/ Marc Andreessen		Director
Marc Andreessen

/s/ Ben Horowitz		Director
Ben Horowitz

/s/ Alain Carrier		Director
Alain Carrier

/s/ Erik Levy		Director
Erik Levy

/s/ Norbert Becker		Director
Norbert Becker

/s/ Jean-Louis Schiltz		Director
Jean-Louis Schiltz

M.F.A. Mulder Beheer B.V		Director

By:	/s Mark Dyne	Permanent Representative of M.F.A. Mulder Beheer B.V
Mark Dyne

Joltid Limited		Director

By:	/s/ Gregoire Lartigue	Authorized Signatory of Joltid Limited
Gregoire Lartigue

By:	/s/ Michael Segerman	Authorized Signatory of Joltid Limited
Michael Segerman

Skype Inc.		Authorized Representative in the United States

By:	/s/ Robert Miller	Authorized Officer of Skype Inc.
Robert Miller

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of __________, 2010 among Skype S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Letter agreement among Skype S.A. and The Bank of New York Mellon relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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